SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item	Sequential Page Number
1. Telefónica – Dividend Payment	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (hereinafter “Telefónica”), as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Further to the Significant Event released today, the company announces that, according to the shareholder remuneration policy, pursuant to the resolution adopted by the Annual General Shareholders´ Meeting of Telefónica, S.A., at its meeting held today, had been agreed a dividend distribution charged to Unrestricted Reserves, of a fixed gross amount of 0.40 Euro for each Company share issued, in circulation and carrying entitlement to this distribution, (Record Date: Wednesday, May 18, 2016). This payment will be made as follows, in all events subject to the provisions of the applicable tax legislation.

Gross dividend (Euros per share)	Withholding tax rate (19%) (Euros per share)	Net dividend (Euros per share)
0.40	0.076	0.324

The payment of this dividend shall be executed from May 19, 2016 by Banco Bilbao Vizcaya Argentaria, S.A., through the participating entities in Iberclear (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.), the Spanish securities registrar, clearing and settlement company.

Madrid, May 12, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 12, 2016	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
	Name:	Ramiro Sánchez de Lerín García- Ovies
	Title:	General Secretary and Secretary to the Board of Directors